Exhibit 12.1
STATEMENT RE COMPUTATION OF RATIOS

	Three Months Ended	Year Ended December 31,
	March 31, 2009	2008	2007	2006	2005	2004
	(in thousands, except ratios)

Earnings:
Pre-tax income (loss)(5)	$(19,735)	$18,582	$(43,550)	$47,594	$27,528	$(9,406)
Less: income from equity investees	-	93	358	33	82	-
	(19,735)	18,489	(43,908)	47,561	27,446	(9,406)

Fixed charges (1):
Interest expense, gross (2) (5)	16,845	94,177	100,935	22,426	18,944	13,145
Interest portion of rent expense	1,237	5,163	4,098	2,241	2,512	2,696

a) Fixed charges	18,082	99,340	105,033	24,667	21,456	15,841

b) Earnings for ratio (3)	$(1,653)	$117,829	$61,125	$72,228	$48,902	$6,435

Ratios:
Earnings to fixed charges (b/a)	- (4)	1.2	- (4)	2.9	2.3	- (4)

Deficit of earnings to fixed charges	$(19,735)	$-	$(43,908)	$-	$-	$(9,406)

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.
(2)	Interest expense, gross, includes amortization of prepaid debt fees and discount.
(3)	Earnings for ratio consist of income from continuing operations before income taxes, less income (loss) from equity investees, plus fixed charges.
(4)
Due to Itron's losses in the three months ended March 31, 2009, and the years ended December 31, 2007 and 2004, the ratio coverage was less than 1:1. Additional earnings of $19,735, $43,908, and $9,406 would have been needed to achieve a coverage of 1:1 in each of those respective periods.

(5)
On January 1, 2009, we adopted FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), (FSP 14-1) and applied FSP 14-1 retrospectively to all periods for which our convertible debt was outstanding. Our convertible notes were issued in August 2006. Therefore, pre-tax income (loss) and interest expense, gross reflect this restatement beginning in the year ended December 31, 2006. Refer to Note 1 of the condensed consolidated financial statements for further disclosure of the adoption of FSP 14-1.